NORTHERN LIGHTS FUND TRUST

January 12, 2006

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street N. E.

Washington, DC  20549

Re: Northern Lights Fund Trust

      Gaming and Casino Fund Preliminary Proxy

      SEC File Nos. 333-122917; 811-21720

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust, a Delaware business trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 20a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and pursuant to the requirements of Rule14a-6 (a) under the Securities Exchange Act of 1934, is a preliminary copy of the proxy statement, notice of meeting and form of proxy to be furnished to shareholders of the Gaming and Casino Fund  (the  “Fund”), a series of the Trust, in connection  with a Special  Meeting of Shareholders to be held on February 16, 2007 (the “Special Meeting”).  The Fund is a series of shares offered by the Trust.  No other series of the Trust is involved in the Special Meeting.  The definitive proxy materials will be sent to shareholders on or about January 25, 2007.

At the Special Meeting, shareholders will be asked to consider and approve: (i) a new investment adviser and investment advisory agreement; (ii) a new sub-advisory agreement with the current adviser; and (iii) a new Rule 12b-1 Plan for the Fund.

     Questions concerning these proxy materials may be directed to Emile R. Molineaux at (631) 470-2616 or JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/Emile R. Molineaux

Emile R. Molineaux

Secretary